Exhibit 21

LIST OF SUBSIDIARIES OF CULP, INC.

Name of Subsidiary	Jurisdiction of Incorporation

Culp Fabrics (Shanghai) Co., Ltd.	People’s Republic of China
Culp Fabrics (Shanghai) International Trading Co., Ltd.	People’s Republic of China
Culp Cut and Sew Co., Ltd.	People’s Republic of China
Culp International Holdings Ltd.	Cayman Islands
Rayonese Textile Inc.	Canada
Culp Europe	Poland